NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

December 21, 2022

Taylor Beech

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Major League Football, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 9, 2022
File No. 333-267598

Dear Ms. Beech:

This is in response to the letter of comment of the Staff dated December 19, 2022, relating to the captioned Amendment No. 1 to Registration Statement on Form S-1 of Major League Football, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Comment No. 1

In response to such comment, please be advised that the requested revisions to disclosure have been made to the Prospectus Cover Page and in the Prospectus Summary under “The Offering,” such that there now appears a clear statement that the 31,250,000 shares of common stock owned by Alumni Capital, LP will be offered at a $.001 fixed price.

In addition the Exhibit 107 has been revised, in accordance with your oral comment.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Registration Statement is now in order for effectiveness.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

	By:	/s/ Eric Newlan
Eric Newlan
Managing Member
cc: Major League Football, Inc.